ICAHN CAPITAL L.P.
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153

JESSE LYNN, ASSISTANT GENERAL COUNSEL                DIRECT DIAL: (212) 702-4331
                                                     EMAIL: JLYNN@SFIRE.COM

                                 March 8, 2012

VIA EDGAR
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United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions One Station Place - 100 F Street, N.E.
Washington D.C. 20549-3628
Attention: Mr. Daniel F. Duchovny, Special Counsel

RE:  CVR ENERGY, INC.
     RESPONSE TO COMMENT LETTER DATED FEBRUARY 23, 2012
     FILED ON FEBRUARY 27, 2012 BY ICAHN PARTNERS LP ET. AL.
     FILE NO. 001-33492
     -------------------------------------------------------

Dear Mr. Duchovny:

     Set  forth  below,  on  behalf  of IEP Energy LLC, Icahn Partners LP, Icahn
Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., and Carl C. Icahn (collectively, the "Icahn Entities"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Keith Schaitkin, General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on March 5, 2012, relating to our response to the comment letter dated February 23, 2012.

     This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via federal express a hard copy of this letter.

1. The Icahn Entities intend to submit a formal Request for Confidential Treatment with respect to the redacted information referenced in the Comment Letter.

2. The Icahn Entities have used and continue to use the term "crack spreads" in their disclosures in the same manner as CVR Energy, Inc. (the "Company") uses such term in its public disclosures, which we believe is generally understood in the industry. In the "Glossary of Selected Terms" appearing on page 2 of its Annual Report on Form 10-K for the fiscal year ended
     December 31, 2011, filed with the Commission on February 29, 2012, the Company defines "crack spread" as "a simplified calculation that measures the difference between the price for light products and crude oil. For example, the 2-1-1 crack spread is often referenced and represents the approximate gross margin resulting from processing two barrels of crude oil to produce one barrel of gasoline and one barrel of distillate."


     If  you  have  any  questions  regarding, please contact the undersigned at
(212)  702-4331  or  Keith  Schaitkin,  General  Counsel,  at  (212)  702-4380.

                                        Very truly yours,


                                        /s/ Jesse Lynn
                                        --------------
                                        Jesse Lynn